SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

            AMERICAN INDEMNITY FINANCIAL CORPORATION
            ________________________________________
                        (Name of Issuer)

                 Common Stock, $3.33 1/3 par value
                 ______________________________
                 (Title of Class of Securities)

                          026759-10-0
                 ______________________________
                         (CUSIP Number)

        Henry W. Hope, Esq., Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100, Houston, Texas 77010-3095, Tel. No.(713) 651-5459
____________________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                               Page 1 of 6 Pages

     CUSIP NO. 026759-10-0       13 D            Page 2 of 6 Pages
     ___________________________________________________________________

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            J. Fellman Seinsheimer, III
     ___________________________________________________________________

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]

                                                                (b)  [x]
     ____________________________________________________________________
     3      SEC USE ONLY


     ____________________________________________________________________
     4      SOURCE OF FUNDS

            OO
     ____________________________________________________________________
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]
     ____________________________________________________________________
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
     ____________________________________________________________________

     NUMBER OF       7     SOLE VOTING POWER

      SHARES               9,700 shares
                     ___________________________________________________
   BENEFICIALLY      8     SHARED VOTING POWER

     OWNED BY              569,205 shares
                     ___________________________________________________
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              9,700 shares
                     ___________________________________________________
   PERSON WITH       10    SHARED DISPOSITIVE POWER

                           569,205 shares
     ____________________________________________________________________
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            578,905 shares
     ____________________________________________________________________
     12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                                                                  [x]
     ____________________________________________________________________
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.7%
     ____________________________________________________________________
     14     TYPE OF REPORTING PERSON*

            IN
     ____________________________________________________________________


                                                      Page 2 of 6 Pages

Item 1.   Security and Issuer.

       This Schedule 13D relates to the common stock, $3.33 1/3 par value (the "Common Stock"), of American Indemnity Financial
Corporation, a Delaware corporation ("AIFC").

       The address of the principal executive office of AIFC is One American Indemnity Plaza, Galveston, Texas 77550.


Item 2.   Identity and Background.

      (a) J. Fellman Seinsheimer, III
      (b) One American Indemnity Plaza, Galveston, Texas 77550
      (c) Not applicable
      (d) Not applicable
      (e) Not applicable
      (f) U.S.A.


Item 3.   Source and Amount of Funds or Other Consideration.

       On January 22, 1997, J. Fellman Seinsheimer, III was elected President of American Finance Company of Galveston and United States Securities Corporation, which corporations owned of record 289,764 shares and 174,331 shares of Common Stock, respectively. As President of such corporations, J. Fellman Seinsheimer, III has shared voting and dispositive power over the shares of Common Stock owned by such corporations. No consideration was paid by J. Fellman Seinsheimer, III in connection with his election as President of such corporations.

       Pursuant to powers of attorney dated December 1, 1980, and September 20, 1995 (collectively, the "Powers of Attorney"), J.
F. Seinsheimer, Jr. granted to his son, J. Fellman Seinsheimer, III, the power to vote and dispose of certain shares of Common Stock beneficially owned by J. F. Seinsheimer, Jr. No consideration was paid by J. Fellman Seinsheimer, III to J. F. Seinsheimer, Jr. in connection with the execution of the Powers of Attorney.

       Pursuant to the terms of the documents which established the Jessie Lee Seinsheimer Trust (the "Seinsheimer Trust"), J. Fellman Seinsheimer, III and J. F. Seinsheimer, Jr., as co-trustees of such trust, share the power to vote and dispose of the shares of the Company's Common Stock owned by the Seinsheimer Trust. No consideration was paid by J. Fellman Seinsheimer, III or J. F. Seinsheimer, Jr. in connection with being named co-trustees of the Seinsheimer Trust.

Item 4.   Purpose of Transaction.

       J. Fellman Seinsheimer, III was elected President of American Finance Companyof Galveston and United States Securities Corporation to manage the business and affairs of such corporations. J. Fellman Seinsheimer, III, as President, has no present plans or proposals with respect to the shares of Common Stock owned by the corporations, which are held for investment.

       The purpose of the Powers of Attorney is to permit J. Fellman Seinsheimer, III to vote and dispose of certain shares of Common Stock beneficially owned by his father, J. F. Seinsheimer, Jr., if J. F. Seinsheimer, Jr. is unable to do so or if J. F. Seinsheimer, Jr. requests J. Fellman Seinsheimer, III to

                                                Page 3 of 6 Pages
take such actions. As of February 5, 1996, J. F. Seinsheimer, Jr. requested J. Fellman Seinsheimer, III to exercise the powers granted under the Powers of Attorney to vote and dispose of certain shares of Common Stock beneficially owned by J. F. Seinsheimer, Jr. Neither J. Fellman Seinsheimer, III nor, to J. Fellman Seinsheimer, III's knowledge, J.F. Seinsheimer, Jr., has any plans or proposals with respect to the shares of Common Stock, which are held for investment. Both J. Fellman Seinsheimer, III and J. Fellman Seinsheimer,Jr., as co-trustees of the Seinsheimer Trust, share the power to vote and dispose of the shares of the Company's Common Stock owned by such trust.


Item 5.   Interest in Securities of Issuer.

      (a) Amount Beneficially Owned:  578,905 shares*
          Percent of Class:  29.7%

      (b) J. Fellman Seinsheimer, III:
          Sole Voting Power:   9,700 shares*
          Shared Voting Power:  569,205 shares**
          Sole Dispositive Power:   9,700 shares*
          Shared Dispositive Power:  569,205 shares**

          J. F. Seinsheimer, Jr.:
          Sole Voting Power:  0 shares
          Shared Voting Power:  576,880 shares**
          Sole Dispositive Power:  0 shares
          Shared Dispositive Power:  576,880 shares**

          * Includes 7,000 shares issuable upon the exercise of options, but does not include 270 shares owned of record by J. Fellman Seinsheimer, III's sons, as to which he disclaims any beneficial ownership or interest.

          **  Pursuant to the Powers of Attorney described above,
          J. Fellman Seinsheimer, III and J. F. Seinsheimer, Jr. share voting and dispositive power over 67,015 shares (3.4%) of the Company's Common Stock owned of record by
          J.  F.  Seinsheimer , Jr. J.  Fellman Seinsheimer , III
          and   J.  F.  Seinsheimer,  Jr., as co-trustees of, the
          Seinsheimer Trust, share voting and dispositive   power
          over  38,095 shares (2.0%) of the Company's Common Stock
          owned by such trust.   Additionally,  as  President  of
          American Finance Company of Galveston and United States Securities Corporation, which corporations owned of record 289,764 shares and 174,331 shares of Common Stock, respectively, J. Fellman Seinsheimer, III has shared voting and dispositive power over an aggregate of 464,095 shares owned by such corporations.



          Item 2 information for J. F. Seinsheimer, Jr.:

          (a)  J. F. Seinsheimer, Jr.
          (b)  4809 Woodrow, Galveston, Texas 77551

                                                Page 4 of 6 Pages

          (c)  Not applicable
          (d)  Not applicable
          (e)  Not applicable
          (f)  U.S.A.

      (c) Not applicable.

      (d) Except as described in Item 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          J. Fellman Seinsheimer, III was elected President of American Finance Company of Galveston and United States Securities Corporation by the board of directors of such corporations and will serve as such until his earlier removal, resignation or death pursuant to the charter and by-laws of such corporations.

          Pursuant to the Powers of Attorney described in Items 3 and 4, J. Fellman Seinsheimer, III shares with J. F. Seinsheimer, Jr. voting and dispositive powers over certain shares of Common Stock beneficially owned by J. F. Seinsheimer, Jr. Additionally, pursuant to the terms of the Seinsheimer Trust, J. Fellman Seinsheimer, III and
J. F. Seinsheimer, Jr. share voting and dispositive powers over the shares of Common Stock owned by such trust.




Item 7.   Material to be Filed as Exhibits.

          None.

                                                    Page 5 of 6 Pages

                          SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      February 14, 1997
                                      __________________
                                             Date



                               /s/ J. Fellman Seinsheimer, III
                               ________________________________
                                 J. Fellman Seinsheimer, III



                                                      Page 6 of 6 Pages